390 – 3600 Lysander Lane , Richmond, BC Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940

444 Cedar Street, St. Paul, MN 55101, Tel: +1 (651) 389-4100

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: +1 (218) 471-2150 / Fax: +1 (218) 225-4429

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2012-12

POLYMET REPORTS SECOND QUARTER FISCAL 2013 RESULTS

St. Paul, Minnesota, September 6, 2012 - PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) (“PolyMet” or the “Company”) today reported that it has filed its financial results for the three months ended July 31, 2012. PolyMet controls 100% of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). All amounts are in U.S. funds.

FINANCIAL HIGHLIGHTS

  Loss for the three months ended July 31, 2012 was $1.982 million compared with $1.187 million in the prior year period. General and administrative expenses were $0.837 million compared with $0.930 million in the prior period, excluding non- cash stock based compensation. Professional fees decreased by $0.138 million, primarily related to the first-time adoption of IFRS in the prior period.

  At July 31, 2012 PolyMet had cash and cash equivalents of $5.821 million compared with $17.478 million at January 31, 2012. Under the November 2010 financing, Glencore is committed to purchase 5 million shares at $2.00 per share no later than October 15, 2012. This $10 million equity is in addition to the July 31, 2012 balance sheet numbers.

  PolyMet invested $4.072 million into its NorthMet project during the three months ended July 31, 2012, compared with $7.843 million in the prior year period. The prior year period includes the purchase of land funded with proceeds from an Iron Range Resources and Rehabilitation Board loan.

  As of July 31, 2012 PolyMet had spent $46.238 million on environmental review and permitting, of which $39.787 million has been spent since the NorthMet project moved from exploration to development stage.

Key Statistics

(in '000 US dollars, except per share amounts)
Balance Sheet	July 31, 2012	January 31, 2011
Cash and equivalents	$5,821	$17,478
Working Capital	4,257	16,375
Total assets	195,887	189,571
Total liabilities	60,239	57,205
Shareholders’ equity	135,648	132,366

	Three months ended July 31,		Six months ended July 31,
Income Statement	2012	2011	2012	2011
General and administrative expenses excluding non-cash share-based compensation	$(837)	$(930)	$(1,504)	$(1,577)
Non-cash share-based compensation	(1,121)	(32)	(1,737)	(568)
Other income (loss)	(24)	(225)	9	(361)
Loss for the period	$(1,982)	$(1,187)	$(3,232)	$(2,506)
Loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.02)
Investing Activities
NorthMet Property, net of sales	$4,072	$7,843	$10,260	$10,761
Weighted average shares outstanding	177,737,896	156,040,791	177,088,293	155,480,584

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor at the plant site and an additional three-quarters of a million hours of construction labor preparing the mine site, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (651) 389-4105	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Jenny Knudson	Alex Macdougall
VP – Investor Relations	IR Consultant
Tel: +1 (651) 389-4110	Tel: +1 (226) 663-3000
jknudson@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

In connection with the forward-looking information contained in this news release, PolyMet has made numerous assumptions, regarding, among other things: the geological, metallurgical, engineering, financial and economic advice that PolyMet has received is reliable, and is based upon practices and methodologies which are consistent with industry standards. While PolyMet considers these assumptions to be reasonable, these assumptions are inherently subject to significant uncertainties and contingencies.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2012 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended July 31, 2012 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.